November 30, 2012

Mr. Ethan Horowitz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	GeoPetro Resources Company File No. 001-16749

Dear Mr. Horowitz:

This letter is in response to your correspondence dated November 26, 2012, regarding the Company’s Form 8-K filed on November 23, 2012.

Please note that the Company has filed an amended Form 8-K on November 30, 2012 which addresses the comments received from the Commission staff.

Included below are the comments received from the Commission regarding the original Form 8-K filed on November 23, 2012 and the Company’s response to each item.

1.	Please amend your filing to provide the disclosures required by Regulation S-K, Item 304(a)(1)(ii).

We have added the disclosure.  See amended Form 8-K filed on November 30, 2012.

2.
Please revise your disclosure to specifically state there were no disagreements with the former accountant during the two most recent fiscal years and subsequent interim period preceding the date the former accountant declined to stand for re-election. You may refer to Regulation S-K, Item 304(a)(1)(iv) for further guidance.

We have revised the disclosure.  See amended Form 8-K filed on November 30, 2012.

3.	Your amended filing should include an updated letter from the former accountant as required by Regulation S-K, Item 304(a)(3), addressing your disclosures, as revised.

We have included an updated letter from the former accountant.  See amended Form 8-K filed on November 30, 2012.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our sincere hope that we have adequately addressed all of the Commission’s comments regarding the Form 8-K originally filed on November 23, 2012 with the filing of the amended Form 8-K on November 30, 2012.

Sincerely,

/s/ Dale Dvoracek
Dale Dvoracek
Vice President - Finance